EXHIBIT 77D
for AXP Tax-Exempt Series, Inc.
              AXP Tax-Exempt Fund
              AXP Intermediate Tax-Exempt Fund


At a Board of Directors' meeting held on September 8-9, 1999, the following investment policy was eliminated:

Under normal market conditions, the Fund does not intend to commit more than 5% of its total assets to when-issued securities or forward commitments.